  Exhibit 99.1

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Quartz Mountain Resources Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Quartz Mountain Resources Ltd. (the “Company”), as of July 31, 2020 and 2019, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity (deficiency), and cash flows for the years ended July 31, 2020, 2019 and 2018, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended July 31, 2020, 2019, and 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company had an accumulated deficit of $27,611,883 and has a working capital of $138,550, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1999.

“DAVIDSON & COMPANY LLP”
Vancouver, Canada	Chartered Professional Accountants

November 20, 2020

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)
		July 31,	July 31,
	Note	2020	2019
Assets
Current assets
Cash		$206,529	$72,373
Amounts receivable and other assets	3	12,029	8,188
		218,558	80,561
Non-current assets
Mineral property interests	4	1	1
Total assets		$218,559	$80,562
Liabilities and Shareholders' Equity (Deficiency)
Current liabilities
Amounts payable and other liabilities	6	$4,176	$2,062
Loan payable	7(c)	–	101,209
Due to a related party	7(b)	75,832	2,972,945
Total liabilities		80,008	3,076,216
Shareholders' equity (deficiency)
Share capital	5(a)	27,158,423	26,548,981
Reserves		592,011	592,011
Accumulated deficit		(27,611,883)	(30,136,646)
Total shareholders' equity (deficiency)		138,551	(2,995,654)
Total liabilities and shareholders' equity (deficiency)		$218,559	$80,562

Nature and continuance of operations (note 1)
Event after the reporting date (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Trevor Thomas	/s/ Leonie Tomlinson
Trevor Thomas	Leonie Tomlinson
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian Dollars)

		For the year ended July 31,
	Note	2020	2019	2018
Expenses Administrative fees	7(a)	$77,603	$50,406	$71,458
Insurance		35,730	31,779	46,282
IT Services		12,000	12,000	12,000
Legal, accounting and audit		29,885	20,306	20,400
Office and miscellaneous		1,572	1,245	16,148
Property investigation		23,275	–	24,117
Regulatory, trust and filing		64,233	28,682	39,628
Shareholder communications		5,144	4,752	6,286
Operating expenses		(249,442)	(149,170)	(236,319)
Interest income		1,091	1,846	2,338
Interest expense		(6,291)	(6,236)	–
Foreign exchange loss		(477)	(155)	(486)
Gain on settlement of debt	7(b)	2,779,882	–	–
Income (loss) and comprehensive income (loss) for the year		$2,524,763	$(153,715)	$(234,467)
Basic income (loss) per common share		$0.16	$(0.02)	$(0.02)
Diluted income (loss) per common share		$0.13	$(0.02)	$(0.02)
Weighted average number of common shares outstanding (note 5(e))
Basic		15,959,818	10,041,411	9,530,548
Diluted		19,165,047	10,041,411	9,530,548

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars, except for share information)

		Share Capital		Reserves
	Note	Number of shares	Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders' equity (deficiency)
Balance at August 1, 2017		8,789,967	$26,090,118	$592,011	$(29,748,464)	$(3,066,335)
Shares issued pursuant to private placement	5(a)	1,251,444	458,863	–	–	458,863
Loss for the year		–	–	–	(234,467)	(234,467)
Balance at July 31, 2018		10,041,411	$26,548,981	$592,011	$(29,982,931)	$(2,841,939)
Balance at August 1, 2018		10,041,411	$26,548,981	$592,011	$(29,982,931)	$(2,841,939)
Loss for the year		–	–	–	(153,715)	(153,715)
Balance at July 31, 2019		10,041,411	$26,548,981	$592,011	$(30,136,646)	$(2,995,654)
Balance at August 1, 2019		10,041,411	$26,548,981	$592,011	$(30,136,646)	$(2,995,654)
Shares issued for debt settlement	7(b)	1,800,000	126,000	–	–	126,000
Shares issued pursuant to private placement	5(b)	13,636,365	500,000	–	–	500,000
Share issuance costs	5(b) & 7(b)	–	(16,558)	–	–	(16,558)
Income for the year		–	–	–	2,524,763	2,524,763
Balance at July 31, 2020		25,477,776	$27,158,423	$592,011	$(27,611,883)	$138,551

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		For the year ended July 31,
	Note	2020	2019	2018
Operating activities Income (loss) for the year		$2,524,763	$(153,715)	$(234,467)
Adjusted for: Interest income		(1,091)	(1,846)	(2,338)
Interest expense		6,291	6,236	–
Gain on settlement of debt		(2,779,882)	–	–
Changes in working capital items:		(3,841)	(360)	(1,586)
Amounts receivable and other assets Amounts payable and other liabilities		2,114	2,062	(1,323)
Due to a related party	7(b)	8,769	55,972	(380,192)
Net cash used in operating activities		(242,877)	(91,651)	(619,906)
Investing activities Interest received		1,091	1,846	2,338
Net cash provided by investing activities		1,091	1,846	2,338
Financing activities Proceeds from private placement	5(b)	500,000	–	458,863
Share issuance costs		(16,558)	–	–
Proceeds from loan payable		–	100,000	–
Repayment of loan payable		(100,000)	–	–
Interest paid on related party loan	7(c)	(7,500)	(5,027)	–
Net cash provided by financing activities		375,942	94,973	458,863
Increase (decrease) in cash		134,156	5,168	(158,705)
Cash, beginning of the year		72,373	67,205	225,910
Cash, end of the year		$206,529	$72,373	$67,205
Supplementary cash flow information: Issuance of shares for settlement of related party debt		$126,000	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

1.
NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Grey Market under the symbol QZMRF. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

These consolidated financial statements (the "Financial Statements") of the Company as at and for the year ended July 31, 2020, include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at July 31, 2020, the Company had an accumulated deficit of $27,611,883, and has a working capital of $138,550. The Company's continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

COVID-19

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge about COVID- 19 and additional actions which may be taken to contain it.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

2.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company's fiscal year ended July 31, 2020.

The Company’s Board of Directors authorized issuance of these Financial Statements on November 20, 2020.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

At July 31, 2020 and July 31, 2019, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

(c)
Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic condition and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

Specific areas where significant estimates or judgments exist are:

●
Management has applied judgment on settlement of debt with related parties as to whether they were acting in the capacity as creditor or shareholder.

●
Assessment of the Company's ability to continue as a going concern.

(d)
Foreign currency

The functional and presentational currency of the Company and its subsidiaries is the Canadian Dollar (“CAD”).

Transactions in currencies other than the functional currency of the Company are recorded at the rates of exchange prevailing on the dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates of exchange prevailing at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

(e)
Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition, and, where allowed and appropriate, re-evaluates such classification at each financial year-end. The Company does not have any derivative financial instruments.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to its acquisition. The directly attributable transaction costs of a financial asset classified at FVTPL are expensed in the period in which they are incurred.

Measurement

Financial assets and liabilities measured at amortized cost

A financial asset is measured at amortized cost if it meets both the following conditions and is not designated as FVTPL:

●
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and,

●
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets and liabilities are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

Interest income, foreign exchange gains and losses, and impairment losses are recognized in profit or loss. Any gain or loss on the derecognition of the financial asset is recognized in profit or loss.

Financial assets measured at fair value through other comprehensive income (“FVTOCI”)

A receivable investment is measured at FVTOCI if it meets both the following conditions and is not designated as FVTPL:

●
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and,

●
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On the initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

Receivable investments measured at FVTOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses, and impairment are recognized in profit or loss. Other net gains and losses are measured in OCI. On de- recognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments measured at FVTOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

Financial assets and liabilities measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost or measured at FVTOCI, as described above, are measured at FVTPL; this includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or measured at FVTOCI as FVTPL if doing so eliminates, or significantly reduces, an accounting mismatch that would otherwise arise.

Financial assets and liabilities are subsequently measured at fair value and transaction costs are expensed in profit or loss. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carryingamount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

(f)
Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements for exploration costs.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Company in connection with a mineral property after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse, or abandoned, or when impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Mineral property interests attributable to an area of interest are tested for impairment and then reclassified to mineral property and development assets within property, plant, and equipment once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

(g)
Impairment of non-financial assets

At the end of each reporting period, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the greater of (i) fair value less costs to sell, and (ii) value in use. Fair value is estimated as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current assessments of the Company's cost of capital and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and an impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash- generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(h)
Share capital

Common shares of the Company are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

(i)
Loss per share

Loss per share is computed by dividing the losses attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the losses attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share purchase options are applied to repurchase common shares at the average market price for the reporting period.

Share purchase options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share purchase options. For fiscal 2019, there were no dilutive instruments. For fiscal 2020, the dilutive effect of outstanding warrants are reflected in the diluted earnings per share.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

(j)
Share-based payments

Share-based payments to employees and others providing similar services are measured at the fair value of the instruments at the grant date. The fair value determined at the grant date is charged to operations over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. The Company revises the estimate on each reporting date and the effect of the change is recognized in profit or loss.

Share-based payment transactions with other parties are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(k)
Rehabilitation provision

An obligation to incur rehabilitation and site restoration costs arises when environmental disturbance is caused by the exploration, development, or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for, and capitalized, at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged against earnings over the life of the operation.

The Company has no known rehabilitation and site restoration costs.

(l)
Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is calculated by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

●
goodwill not deductible for tax purposes;

●
the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and,

●
differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and the Company intends to settle its current tax assets and liabilities on a net basis.

(m)
Changes in accounting policies and new accounting pronouncements

The Company has adopted the following revised or new IFRS accounting standards that were issued and effective August 1, 2019:

●
IFRS 16, Leases
●
IFRIC 23, Uncertainty over Income Tax Treatments

These new standards do not have material impact on the Company’s Financial Statements.

3.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2020	July 31, 2019
Sales tax receivable	$4,820	$1,098
Prepaid insurance	7,209	7,090
Total	$12,029	$8,188

4.	MINERAL PROPERTY INTERESTS

	July 31, 2020	July 31, 2019
Angel's Camp royalty	$1	$1

Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The royalty is recorded at a nominal amount of $1.

5.
CAPITAL AND RESERVES

(a)
Authorized share capital

At July 31, 2020 and July 31, 2019, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

On May 27, 2020, the Company completed the Share Split on the basis of two additional common shares for every common share outstanding prior to the Share Split.

(b)
Private placement

The Company completed the private placement in one tranche of 13,636,365 common shares (pre- forward split basis of 4,545,455 common shares) on March 26, 2020, at a price of $0.04 (pre- forward split basis of $0.11) per unit for gross proceeds of $500,000. Each unit consisted of one common share and one warrant (the "Warrant"). Each Warrant entitles the holder to purchase one additional share at a price of $0.05 (pre-forward split basis of $0.15) for five years. In addition, at the request of the holder, and subject to certain conditions being met at the time of exercise of the Warrant, the shares to be issued may be designated as ‘flow-through shares’. After issuance costs of $1,302, the Company raised net proceeds of $498,698.

The private placement results in Robert Dickinson holding a control position of approximately 43% (60%, if warrants exercised) of the Company and has been approved by the TSX-V.

(c)
Shares for debt settlement

On December 6, 2019, the Company issued 1,800,000 shares (pre-forward split basis of 600,000 shares) valued at $126,000 to settle $2,905,882 of debt. The debt settlements resulted in a gain on settlement of debt of $2,779,882 (note 7(b)).

(d)
Warrants

On March 26, 2020, the Company, as part of the private placement, issued 13,636,365 warrants (pre- forward split basis of 4,545,455 warrants) valued at $nil.

The continuity of the warrants during the year ended July 31, 2020 is as follows:

	Number of warrants	Weighted average exercise price ($)
Balance July 31, 2018	–	$–
Granted	–	–
Balance July 31, 2019	–	$–
Granted	13,636,365	0.05
Balance July 31, 2020	13,636,365	$0.05

The outstanding warrants at July 31, 2020 are as follows:

Expiry Date	Price per share	Warrants Outstanding
March 26, 2025	$0.05	13,636,365

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

(e)	Basic and Diluted Earnings (Loss)

	July 31, 2020	July 31, 2019
Weighted average common shares outstanding	15,959,818	10,041,411
Plus net incremental shares from assumed conversions: Warrants	3,205,229	–
Diluted weighted average common shares outstanding	19,165,047	10,041,411

For the periods where the Company records earnings, the Company calculates diluted earnings per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the earnings, which would be anti-dilutive.

6.
AMOUNTS PAYABLE AND OTHER LIABILITIES

	July 31, 2020	July 31, 2019
Amounts payable	$4,176	$2,062

7.
RELATED PARTY BALANCES AND TRANSACTIONS

(a)
Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Year ended July 31,
	2020	2019	2018
Administrative fees	$42,600	$23,238	$32,000

Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company.

(b)
Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms-length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer, President, Chairman, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to an agreement dated June 1, 2008, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance. Third- party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Year ended July 31,
	2020	2019	2018
HDSI: Services received based on management services agreement	$77,603	$50,406	$72,000
HDSI: Reimbursement of third party expenses paid	27,075	26,904	43,000
Total	$104,678	$77,310	$115,000

Outstanding balances were as follows:

	July 31, 2020	July 31, 2019
Balance payable to HDSI	$75,832 $	2,972,945

In January 2016, the Company and HDSI reached a settlement agreement whereby HDSI agreed to forgive the balance due to HDSI in the net amount of $3,086,089 if the Company completes the following:

●
makes a cash payment of $180,207; and
●
issues 1,800,000 shares (pre-forward split basis of 600,000 shares) valued at $126,000.

The cash payment of $180,207 was paid during the year ended July 31, 2018 and the shares were issued to HDSI during the year ended July 31, 2020, completing the settlement and resulting in a gain on settlement of debt of $2,779,882.

(c)
Related Party Loan

In December 2018, the Company entered into a loan agreement with United Mineral Services Ltd. (the “Lender”), a company owned by a former director, pursuant to which the Lender advanced to the Company a principal sum of $100,000 with a six-month term, at an interest rate of 10% per annum calculated monthly and payable quarterly. The principal amount and related interest were repaid during the year ended July 31, 2020.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

8.
OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada. The Company’s only long-term asset is located in the USA.

9.
TAXATION

(a)
Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)
Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at July 31, 2020, the Company had unused non-capital loss carry forwards of approximately

$3,301,000 (2019 – $5,826,000) in Canada and $9,000 (2019 – $48,000) in the United States.

The Company had approximately $4,347,000 (2019 – $4,347,000) of resource tax pools available, which may be used to shelter certain resource income.

Reconciliation of effective tax rate:

Year ended July 31,	2020	2019	2018
Income (loss) for the year	$2,524,763	$(153,715)	$(234,467)
Income tax expense (recovery using the Company's $ 682,000 domestic tax rate	$682,000	$(42,000)	$(62,000)
Non-deductible (deductible) expenses and other	10,000	–	(2,000)
Change in deferred tax rates	-	–	(92,000)
Differences in statutory tax rates and deferred tax rate	(2,000)	–	(1,000)
Changes in unrecognized temporary differences	(690,000)	42,000	157,000
Total	$–	$–	$–

The Company's domestic tax rate during the year ended July 31, 2020 was 27% (2019 – 27%; 2018– 26.58%) and the effective tax rate was nil (2019 – nil; 2018 – nil).

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2020, the Company had the following balances in respect of which no deferred tax assets had been recognized:

Expiry:	Tax losses	Resource pools	Equipment and other
Within one year	$-	$-	$-
One to five years	9,000	-	-
After five years	3,301,000	-	82,000
No expiry date	-	4,347,000	114,000
Total	$3,310,000	$347,000	$196,000

10.
FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to arelated party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

11.
FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)
Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high-credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency.

The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

(b)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed at July 31, 2020:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$4,176	$4,176	$–
Due to a related party	75,832	75,832	–
Total	$80,008	$80,008	$-

The following obligations existed at July 31, 2019:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$2,062	$2,062	$–
Due to a related party	2,972,945	2,972,945	-
Loan payable	101,209	101,209	-
Total	$3,076,216	$3,076,216	$–

(c)
Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions.

The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered into any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d)
Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)
Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

QUARTZ MOUNTAIN RESOURCES LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JULY 31, 2020, 2019 AND 2018 (Expressed in Canadian Dollars, unless otherwise stated)

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2020.

The Company is not subject to any externally imposed equity requirements.

12.
EVENT AFTER THE REPORTING DATE

On August 25, 2020, the Company issued 1,200,000 flow-through common shares on the exercise of the Warrants at an exercise price of $0.05 for gross proceeds of $60,000.